Exhibit 4.1

SETTLEMENT AND STANDSTILL AGREEMENT

This Settlement and Standstill Agreement (this "AGREEMENT") is entered into as of May 5, 2004, by Heritage Commerce Corp, a California corporation (the "COMPANY"), Brad L. Smith ("SMITH") and James "Jim" D'Amico ("D'AMICO"), Arthur "Art" Carmichael, Jr. ("CARMICHAEL"), William "Boots" Del Biaggio, III ("DEL BIAGGIO"), William "Bill" D. Dallas ("DALLAS"), Tracey Enfantino ("ENFANTINO"), Robert W. Peters ("PETERS"), Gary L. Thornhill ("THORNHILL"), Ranson W. Webster ("WEBSTER"), and Norman "Norm" P. Creighton ("CREIGHTON") (collectively, the "PARTICIPANTS"). Except as the context otherwise requires, all capitalized terms shall have the meaning as defined in Section 1.2.

RECITALS:

A.   The Company had outstanding 11,495,008 shares of common stock, no par value as of April 1, 2004, the record date for the Company's 2004 Annual Meeting of Shareholders.

B.   On April 7, 2004, the Company filed definitive proxy material with the SEC regarding the Annual Meeting.

C.   On April 23, 2004, D'Amico, Carmichael, Del Biaggio, Dallas, Enfantino, Peters, Thornhill and Webster filed a Schedule 13D with the SEC, as amended on May 4, 2004, reporting group ownership of approximately 9.3% of the Company's shares outstanding as of April 1, 2004 and stating (i) their belief that the current board of directors of the Company has been ineffective in its corporate governance approach and is not sufficiently committed to maximizing shareholder value and (ii) their intention to present an alternative slate of nominees for the election of Class III directors at the Annual Meeting, and to increase the size of the board of directors of the Company by one director to 13 directors, and, conditioned on the approval of such proposal, to elect Dallas to the board of directors as an additional Class III director.

D.   On April 23, 2004, the Participants filed a preliminary proxy statement with the SEC, as amended on May 4, 2004, regarding the proxy solicitation referred to in Recital B, and setting forth Webster, Creighton and Dallas as the Participants' nominees and purporting to solicit proxies for the election of two of the Company's management nominees, Louis ("Lon") O. Normandin and Humphrey P. Polanen.

STATEMENT OF AGREEMENT

NOW THEREFORE, the Company and each of the undersigned Participants, both severally and jointly, do hereby agree as follows:

SECTION 1 CONSTRUCTION AND DEFINITIONS

1.1 CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. Terms defined in the singular shall include the plural, and vice versa, and pronouns in any gender shall include the masculine, feminine, and neuter, as the context requires. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation, and use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise. All references to a "Section" refer to the sections of this Agreement, and all references to an "Exhibit" refer to the documents attached to this Agreement, unless the context otherwise requires.

1.2 DEFINITIONS. Except for the names of the parties hereto (which shall be referenced herein as defined above), the following capitalized terms used in this Agreement shall, unless the context otherwise requires, have the following meaning:

(a)   "AFFILIATE" of a specified Person is a Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, and when used with respect to any or all of the Participants shall include the "Concerned Shareholders Committee of Heritage Commerce Corp" referred to in the Preliminary Proxy Statement.

(b)   "ANNUAL MEETING" shall mean the meeting of the shareholders of the Company scheduled for May 27, 2004.

(c)   "ASSOCIATE" shall mean, with respect to a specified Person, (1) any corporation or organization (other than the Company) of which the Person is an officer, director, or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity security as such term is defined in Rule 3a-11 of the General Rules and Regulations under the Exchange Act, (2) any trust or other estate in which the Person has a substantial beneficial interest or as to which the Person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of the Person, or any relative of the spouse, who has the same home as the Person, or is an officer or director of any corporation controlling or controlled by the Person.

(d)   "BENEFICIAL OWNERSHIP" with respect to a security means having or sharing the rights or powers of a "beneficial owner" determined pursuant to Rule 13d-3 of the Exchange Act.

(e)   "BUSINESS DAY" means any day other than a Saturday, Sunday, or other day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

(f)   "CLAIMANT" has the meaning specified in Section 4.1.

(g)   "CLAIMS" has the meaning specified in Section 4.1.

(h)   "CLOSE OF BUSINESS" on any given date shall mean 5:30 p.m., Pacific Time, on that date; provided, however, that if the date is not a Business Day it shall mean 5:30 p.m., Pacific Time, on the next succeeding day which is a Business Day.

(i)   "COMPANY" has the meaning specified in the first paragraph of this Agreement and includes all subsidiaries, Affiliates and Associates thereof and any successors thereto.

(j)   "COMMON STOCK" means any of the Company's shares of common stock, no par value, which are issued and outstanding or which the Company is authorized to issue.

(k)   "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended and in effect on the date of this Agreement, and all references to any rule or regulation of the General Rules and Regulations under the Exchange Act shall be, except as otherwise specifically provided herein, to the rule or regulation as was in effect on the date of this Agreement.

(l)   "EXPIRATION DATE" means the Close of Business on May 5, 2006 or on such later date as of which a Participant no longer has Beneficial Ownership of any Voting Securities.

(m)   "GROUP" means any two or more Persons acting as a partnership, limited partnership, syndicate, or other group constituting a "Person" within the meaning of Section 13(d)(3) of the Exchange Act or a "group" within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act or other comparable rules under the Exchange Act that may hereafter exist.

(n)   "GROUP 13D" means the Schedule 13D referred to in paragraph C of the Recitals to this Agreement.

(o)   "PARTICIPANT" has the meaning given in the preamble to this Agreement.

(p)   The term "PERSON" means any individual, firm, corporation, partnership, limited liability company, limited liability partnership, trust, estate, sole proprietorship, or other association or entity.

(q)   "PRELIMINARY PROXY STATEMENT" means the preliminary proxy material referred to in paragraph D of the Recitals to this Agreement.

(r)   The term "RELEASED PARTIES" has the meaning given in Section 4.1(a) of this Agreement.

(s)   "SEC" means the United States Securities and Exchange Commission.

(t)   "VOTING SECURITIES" means the Common Stock, or the equity securities or other equity interest, having voting power, and securities convertible into, exchangeable for or exercisable for (whether or not currently convertible, exchangeable or exercisable) such capital stock or other equity security.

SECTION 2 STANDSTILL AGREEMENT OF PARTICIPANTS

2.1 WITHDRAWAL OF PRELIMINARY PROXY STATEMENT. In consideration of performance by the Company of its obligations contained herein, the Participants shall withdraw and cause the "Concerned Shareholders Committee Of Heritage Commerce Corp." to withdraw, the Preliminary Proxy Statement, and in connection therewith, shall within 24 hours of execution of this Agreement, execute and send to the Office of Mergers & Acquisitions of the SEC, by facsimile and by EDGAR, tagged as "<TYPE> CORRESP Non-Public Correspondence" or any other tag which results in the filing being readable only by the SEC, a letter substantially in the form of Exhibit A.

2.2. WITHDRAWAL OF NOTICE OF NOMINATION AND PROPOSAL TO AMEND THE COMPANY'S BYLAWS. The Participants hereby formally and irrevocably withdraw the notice of the nomination of Louis "Lon" O. Normandin, Humphrey P. Polanen, Webster, Creighton and Dallas contained in the letter of April 19, 2004 to the Board of Directors of the Company submitted by Carmichael, D'Amico, Enfantino and Peters, as well as the notice in such letter of an intent to request that the shareholders fix the size of the Company's board of directors at 13.

2.3. STANDSTILL COVENANTS. Each Participant agrees that for the period from the date of this Agreement to the Expiration Date neither that Participant nor any of such Participant's Affiliates or Associates will, without the prior approval of the board of directors of the Company, directly or indirectly, take, or solicit, request, advise, assist, encourage, or facilitate (including by providing financing to) any other Person to take, any of the following actions; provided, however, that the foregoing shall not apply to any person who is a director of the Company acting in his capacity as a director of the Company with respect to matters considered by and acted on by the Board of Directors of the Company:

(a)   MAKE TENDER OR EXCHANGE OFFER. Commence, or announce any intention to commence, or (directly or indirectly or through or in conjunction with any other Person) engage in, a tender or exchange offer for Voting Securities made by any other Person or entity; provided, however, each Participant shall be entitled to sell any Voting Securities in response to any such tender or exchange offer, or on the open market and, each Participant shall be entitled to vote any Voting Securities owed beneficially by such person in such person's sole and absolute discretion with respect to such tender or exchange offer;

(b)   ENGAGE IN SHORT SALES. Make any short sales, enter into any hedging, derivative or similar transactions regarding Voting Securities;

(c)   SOLICIT PROXIES. Solicit proxies or written consents of shareholders with respect to Voting Securities under any circumstances, or make, or in any way participate in, any "solicitation" of any "proxy" to vote any Voting Securities or become a "participant" in any election contest or for the approval of a shareholder proposal with respect to the Company (as such terms are defined or used in Regulation 14A under the Exchange Act), or seek to advise or influence any Person with respect to the voting of any Voting Securities; provided, however, each Participant shall be entitled to vote any Voting Securities owed beneficially by such person in such person's sole and absolute discretion;

(d)   DIRECTOR NOMINATIONS. Nominate any Person or Person as a director of the Company or of any of its subsidiaries, or induce or assist or request any other shareholder to do the same; provided, however, nothing shall prevent any Participant from recommending candidates to the Board of Directors of the Company, or any committee thereof;

(e)   CONTROL. Act, alone or in concert with others, to seek to control the management, board of directors, policies, or affairs of the Company or solicit, propose, seek to effect or negotiate with any other Person (including, without limitation, the Company) with respect to any form of business combination or other extraordinary transaction with the Company or any restructuring, recapitalization, similar transaction, or other transaction not in the ordinary course of business, with respect to the Company; provided, however, nothing in this clause (e) shall present any Participant from selling or purchasing any Voting Securities;

(f)   SHAREHOLDER LIST. Request, or take any action to request, access to or review, inspection or copying of, the Company's list of shareholders, or any information in the possession or control of the Company or to which the Company has access relating to Common Stock Beneficially Owned by any

Person, whether under state law, federal law (including but not limited to the federal securities laws and the rules of the SEC) or otherwise, or make any request of the Company to distribute materials to any of the Company's shareholders.

(g)   ACCESS TO RECORDS. Request, or take any action to request, access to or review, inspection or copying of, any of the Company's books and records, in whatever form such records may be maintained, whether under state law, federal law (including but not limited to the federal securities laws and the rules of the SEC) or otherwise.

(h)   VOTING AGREEMENTS. Enter into any shareholders agreement, voting agreement or voting trust with other holders of Common Stock.

SECTION 3. COMPANY UNDERTAKINGS.

3.1 RESIGNATION OF CHIEF EXECUTIVE OFFICER. The parties to this Agreement agree that, effective immediately, Smith, Chief Executive Officer of the Company, has resigned from his position as Chief Executive Officer and member of the Company's board of directors and as an officer and member of the board of directors of every subsidiary of the Company.

3.2 APPOINTMENT TO BOARD. Effective immediately, pursuant to Section 2.8 of the Company's By-Laws, Webster will fill the vacancy caused by the resignation of Smith as a director of the Company's Board of Directors. The Company agrees to re-nominate Webster to its board of directors at the expiration of his term in 2005 and will recommend his re-election to the shareholders in the Company's proxy materials for the 2005 annual meeting. Upon his appointment to the Company's board of directors, Webster will be appointed Chairman of the Corporate Governance and Nominating Committee. The Company also agrees to consider the recommendations of other candidates to the Board of Directors that may be offered by any Participant in the future.

3.3. INTERIM CHIEF EXECUTIVE OFFICER. Effective immediately, the Company will appoint William J. Del Biaggio, Jr. to act as interim Chief Executive Officer until such time as a permanent Chief Executive Officer is appointed by the Company's board of directors or until the board of directors shall otherwise determine.

3.4 CONSULTING ARRANGEMENT WITH CREIGHTON. For a period of 120 days following the execution of this Agreement, Creighton shall be employed as a consultant by the Company at the monthly rate of $2000 plus expenses as incurred and documented. If at the end of the 120 day period Creighton and the Company agree, the Company shall expand the size of the Company's board of directors by one position and shall appoint Creighton to that open position. Prior to such appointment, Creighton shall resign from the Advisory Board of Comerica Bank. In the event Creighton elects not to accept a directorship or to resign from the Advisory Board of Comerica Bank, neither he or any other Participant shall be in breach of this Agreement.

3.5 EXPENSE REIMBURSEMENT. The Company shall reimburse the Participants for expenses incurred in connection with the Preliminary Proxy Statement in an amount not to exceed $75,000. Such reimbursement to be paid within five (5) days of the Company's receipt of an invoice of expenses incurred by the Participants.

SECTION 4 MUTUAL RELEASE

4.1 MUTUAL RELEASE.

(a) Each of the Company, for and on behalf of itself and each of its Affiliates, Associates, predecessors, successors, parents, subsidiaries, divisions, partners, assignees and nominees, and all employees, directors, officers, agents, attorneys, representatives and shareholders of each of them, and each of their Affiliates, Associates, heirs, estates, successors, and assigns, on one part, and each Participant for and on behalf himself or herself and each of his or her Affiliates, Associates, assignees, nominees, employees, agents, attorneys, representatives, heirs, estates, and successors, on the other part, each (as a "CLAIMANT") hereby mutually release and forever discharge the other and each such Person of the other's part (the "RELEASED PARTIES") of and from any and all manner of claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, expenses, and attorneys' or paralegals' or other fees whatsoever, whether arising in law or equity, whether based on any federal, state or foreign law or right of action, matured or unmatured, contingent or fixed, liquidated or unliquidated, known or unknown, accrued or unaccrued which the Released Parties or any of them, the Claimants, or any of them, ever had or now have by reason, in connection with, arising out of the calling or conduct of the Annual Meeting; the nomination of persons to the Company's Board of Directors; the form and content of any preliminary or definitive proxy statement or any public statement related to the Annual Meeting; the resignation, removal, attempted removal or appointment of any person as an officer, director or employee of the Company or any of its subsidiaries (collectively, "CLAIMS"). "Claims" shall not include any claims arising out of or relating to this Agreement or any rights or obligations contained herein.

(b) This release shall be deemed to extinguish all such Claims, and the Company for and on behalf of itself and each Participant for and on behalf of himself and herself, each mutually covenants not to institute or maintain any suits against any of the Released Parties with respect to any of such Claims; provided that this release shall not preclude the Company or any Participant from instituting any action against the other for alleged breach of this Agreement to the extent that the Company's or Participant's, as applicable, obligations hereunder remained executory at the time of the alleged breach.

(c) Notwithstanding the forgoing, this release shall not extinguish any Claims regarding (1) any loan or other extension of credit, any lien or other security therefor, or any guarantee or other accommodation thereof, any deposit or obligation payable, or similar banking transaction or service between the Company or any of its subsidiaries and Affiliates and any Participant or his or her Affiliates, Associates, heirs, estates, successors, and assigns or (2) any ordinary course of business commercial transaction among the Claimants or Released Parties.

4.2   LEGAL ACTION. The Claimants shall not take any action, alone or in concert with others, to instigate, or to encourage, facilitate, incite, or seek to cause others to instigate, legal proceedings with respect to the Claims against the Released Parties or any of its the officers, directors, employees, Affiliates or Associates, advisors or consultants.

4.3 WAIVER OF CALIFORNIA CIVIL CODE SECTION 1542. In executing this Agreement, the parties waive and relinquish all rights and benefits afforded by California Civil Code Section 1542 ("SECTION 1542"), and do so understanding and acknowledging the significance and consequences of this specific waiver. Section 1542 states as follows:

> "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

The waiver of Section 1542 provided by this paragraph is an essential term of this Agreement without which the settlement would not have been reached.

SECTION 5 REMEDIES; CHOICE OF LAW; JURISDICTION

5.1 CHOICE OF LAW; CONSENT TO JURISDICTION. All disputes, claims, or controversies arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to its rules of conflict of laws. Each of the parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of United States District Court for the Northern District of California, or any state court sitting in the County of Santa Clara, State of California, or any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service so made shall have the same legal force and effect as if served upon such party personally within the State of California.

5.2 REMEDIES. Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived. The prevailing party or parties in such action or proceeding for such relief shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to reasonable attorneys' fees, court costs, witness fees, disbursements, and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

SECTION 6 MISCELLANEOUS

6.1 NONDISPARAGEMENT. Except as may otherwise be required by law, from and after the date hereof, neither the Company nor any Participant shall directly or indirectly make or issue or cause to be made or issued any disclosure, announcement, or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media, or securities analyst) concerning the other party or, with respect to the Company, any of its past, present or future directors, officers, employees, advisors or consultants or other Affiliates or Associates, which disparages such other party or any of such other party's respective past, present, or future directors, officers, employees, advisors, consultants or other Affiliates or Associates.

6.2 COSTS AND EXPENSES. Except as provided in Section 3.5, all costs and expenses incurred in connection with the transactions contemplated hereby, including the negotiation, execution, delivery, and performance hereof, shall be paid by the party incurring such cost or expense.

6.3 AMENDMENT; WAIVER. No amendment or waiver of any provision of this Agreement shall be implied by any failure of any party to enforce any remedy upon the violation of such provision, even if such violation is continued or repeated subsequently, and in no event shall any amendment or waiver of any provision of this Agreement be effective against any party hereto unless expressed in writing signed by that party. No express waiver shall affect any provision other than the one specified in such waiver, and that only for the time and in the manner specifically stated.

6.4 HEADINGS. The headings and captions are for convenience only and shall not be deemed to limit, construe, affect or alter the meaning of the underlying provisions.

6.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same document.

6.6 SEVERABILITY. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any jurisdiction for any reason, such invalidity, illegality or unenforceability shall not affect the remainder of this Agreement, and the remainder of this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable portion were not contained herein.

6.7 NOTICE. Any notice or other communication required or permitted hereunder shall, unless otherwise expressly provided, be in writing and be deemed to have been properly given, served and received (a) if delivered by messenger, when delivered, (b) if mailed, on the third Business Day after deposit in the United States Mail, certified or registered, postage prepaid,

return receipt requested, (c) if emailed or faxed, two hours after being dispatched by email or fax if such second hour falls on a Business Day within the hours of 9:00 a.m. through 5:00 p.m. of the time in effect at the place of receipt, or at 9:00 a.m. on that Business Day if the second hour is before 9:00 a.m., or at 9:00 a.m. on the next Business Day thereafter if such second hour is

later than 5:00 p.m. or other than on a Business Day, or (d) if delivered by commercial overnight express courier, freight prepaid, for next day delivery, the next Business Day after delivery to such courier; in every case addressed to the party to be notified as follows:

In the case of the Company:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95113

Attention: Richard L. Conniff

           President and Chief Operating Officer

           Heritage Commerce Corp

           Telephone: (408) 494-4597

           Facsimile: (408) 947- 6910

           Email: Richard.conniff@herbank.com

with a copy to:

Bingham McCutchen LLP

Three Embarcadero Center, 18th Floor

San Francisco, California 94111

Attention: James M. Rockett, Esq.

Telephone: (415) 393-2025

Facsimile: (415) 393-2286

Email: james.rockett@Bingham.com

In the case of the Participants, or of any of them:

Gordon M. Bava, Esq.

Manatt, Phelps & Philips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064-1614

Telephone: (310) 312-4204

Facsimile: (310) 310-4224

Email: gbava@manatt.com

or to such other address(es) or addressee(s) as any party entitled to receive notice hereunder shall designate to the others in the manner provided herein for the service of notices. Rejection or refusal to accept delivery or inability to deliver because of changed address or because no notice of changed address was given, shall be deemed receipt.

6.8 SUCCESSORS. This Agreement shall inure to the benefit of, and be binding upon, each party and that party's respective successors and assigns.

6.9 COMPLETE AGREEMENT. This Agreement contains the entire agreement among the parties and supersedes any prior understanding or agreements among them respecting any matter covered by this Agreement.

6.10 FURTHER ASSURANCES. Each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all tings necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. If any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties shall take all such necessary action.

6.11 WAIVER OF JURY TRIAL. Each of the parties to this Agreement, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right any of them may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by any party except by a written instrument executed by all parties.

THE NEXT PROVISION OF THIS DOCUMENT IS HEADED "SIGNATURES" AND INTENTIONALLY BEGINS ON A SEPARATE PAGE

**SIGNATURES**

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first set forth above.

**HERITAGE COMMERCE CORP**

By: ___/s/ William J. Del Biaggio, Jr._____

William J. Del Biaggio, Jr.

Chairman of the Board

/s/ Brad L. Smith_____

Brad L. Smith, Individually

THE FOLLOWING PARTICIPANTS, INDIVIDUALLY AND ON BEHALF OF THEIR AFFILIATES AND ASSOCIATES

_____/s/ James D'Amico_____	_____/s/ Arthur Carmichael, Jr._____
James "Jim" D'Amico	Arthur "Art" Carmichael, Jr.
_____/s/ William Del Biaggio, III_____	_____/s/ William D. Dallas_____
William "Boots" Del Biaggio, III	William "Bill" D. Dallas

_____/s/ Tracey Enfantino_____   _____/s/ Robert W. Peters_____

Tracey Enfantino   Robert W. Peters

_____/s/ Gary L. Thornhill_____   _____/s/ Ranson W. Webster_____

Gary L. Thornhill   Ranson W. Webster

_____/s/ Norman P. Creighton_____

Norman "Norm" P. Creighton

Via Facsimile ((202) 942-9638 and (202) 942-9530)
and EDGAR NON-PUBLIC CORRESPONDENCE

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Mara Ransom, Esq., Office of Mergers & Acquisitions

Todd Schiffman, Esq., Assistant Director, Office of Financial Services

Re: **Heritage Commerce Corp (000-23877): Proxy Contest re 2004**
       Annual Meeting of Shareholders

Dear Sir or Madam:

The undersigned are members of the Concerned Shareholders Committee of Heritage Commerce Corp., with the exception of Norman "Norm" P. Creighton, who is a participant in the counter solicitation referred to herein.

The Committee filed preliminary proxy material with the Commission on April 23, 2004. All of the undersigned are participants in the counter solicitation with respect to the Annual Meeting of Shareholders of Heritage Commerce Corp. scheduled for May 27, 2004 which is referred to in that preliminary proxy material.

On behalf of themselves individually and their affiliates and associates, including the Concerned Shareholders Committee of Heritage Commerce Corp. the undersigned hereby formally notify the Commission that they have reached an agreement with Heritage Commerce Corp under which such counter solicitation has terminated. Accordingly, the undersigned and the Committee hereby withdraw their preliminary proxy material.

Sincerely,

_____   _____

James "Jim" D'Amico   Arthur "Art" Carmichael, Jr.

_____   _____

William "Boots" Del Biaggio, III   William "Bill" D. Dallas

_____

Tracey Enfantino

_____

Robert W. Peters

_____

Gary L. Thornhill

_____

Ranson W. Webster

_____

Norman "Norm" P. Creighton